

February 24, 2022

Danny Yeung
Director
Prenetics Global Limited
Unit 701-706, K11 Atelier King's Road
728 King's Road, Quarry Bay, Hong Kong

> **Re: Prenetics Global Limited**
> **Amendment No. 6 to Registration Statement on Form F-4**
> **Filed February 18, 2022**
> **File No. 333-260928**

Dear Mr. Yeung:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 14, 2022 letter.

Amendment No. 6 to the Form F-4

Financial Statements, page F-1

1. Pursuant to Rule 8-08(b) of Regulation S-X, please provide updated audited financial statements for the year ended December 31, 2021 for Artisan Acquisition Corporation. Please correspondingly update the pro forma financial information to provide a pro forma balance sheet as of December 31, 2021 and a pro forma income statement for the year ended December 31, 2021. We remind you that Rule 11-02(c)(3) of Regulation S-X permits the ending date of the periods included for the target company to differ from those of the registrant by up to a fiscal quarter.   In this regard, the financial information for Prenetics provided in the pro forma financial information as well as the historical financial statements would need to be updated through at least September 30, 2021. Refer

to Rule 11-02(c)(3) of Regulation S-X.

General

2. We note your responses to comments issued in our letter dated February 14, 2022. Please note we are continuing to consider these responses and corresponding revisions to your registration statement.

You may contact Nudrat Salik at 202-551-3692 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jonathan B. Stone, Esq.